SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Announcement on Connected Transaction of Reduction of Capital Contribution to Joint Venture Together with Connected Parties

99.2	Announcement on Implementation of 2020 Profit Distribution for A Shares

99.3	Announcement on Estimated Increase in Interim Results of 2021

99.4	Major Operating Data of the First Half of 2021

Disclaimer - Forward-looking statements

We may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavor”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully under the section titled “Item 3. Key Information - D. Risk Factors” in our most recent annual report on Form 20-F filed on April 28, 2021 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: July 16, 2021	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	Chairman of the Board of Directors

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Connected Transaction of Reduction of Capital Contribution

to Joint Venture Together with Connected Parties

We hereby set forth the Announcement on Connected Transaction of Reduction of Capital Contribution to Joint Venture Together with Connected Parties published by us on the website of Shanghai Stock Exchange and newspapers in the People’s Republic of China.

Liu Gang
Joint Company Secretary
By order of the Board of Directors of
Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, July 9, 2021

Stock Code: 600688	Stock Abbreviation: Sinopec Shanghai	Announcement No.: Lin 2021-18

Sinopec Shanghai Petrochemical Company Limited

Announcement on Connected Transaction of Reduction of

Capital Contributions to Joint Venture Together with

Connected Parties

The Company’s Board of Directors and all members thereof warrant that the content of this accouchement is true, accurate and complete, and it contains no misrepresentations, misleading statements or material omissions.

Important:

●

The registered capital of a joint venture of the Company is to be reduced from RMB7,800,811,272 to RMB500,000,000, for which the Company, Sinopec Corp. and Gaoqiao will reduce their capital contributions to the joint venture by RMB7,300,811,272 fully according to their respective shareholding percentages of 20%, 30% and 50%, and the Company will reduce its capital contribution by approximately RMB1.46 billion (the “Transaction”).

●

In accordance with the relevant provisions of the Listing Rules and the Guidelines on Connected Transactions, the Transaction constitutes a connected transaction. As the value of the Transaction accounts for no lees than 0.5% of the absolute value of the Company’s audited net assets for the last period and does not reach no less than 5% of the absolute value of the Company’s audited net assets for the last period, the Transaction is subject to deliberation by the Board of Directors of the Company and need not be referred to the general meeting of the Company for deliberation.

Interpretation

1	Joint Venture or SECCO	means	Shanghai SECCO Petrochemical Company Limited
2	Company or SPC	means	Sinopec Shanghai Petrochemical Company Limited

3	Sinopec Corp.	means	China Petroleum & Chemical Corporation, the controlling shareholder of the Company

4	Gaoqiao	means	Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd., a connected party of the Company

5	Listing Rules	means	Rules Governing the Listing of Stocks on Shanghai Stock Exchange

6	Guidelines on Connected Transactions	means	Shanghai Stock Exchange Guidelines on Implementation of Connected Transactions

I.	Overview of Connected Transaction

The eighth meeting of the tenth session of the Board of Directors of the Company was held on July 9, 2021. At the meeting the Board of Directors deliberated and adopted the Proposal on Reduction of Capital Contribution to Joint Venture Together with Connected Parties, approving that the Company, Sinopec Corp. and Gaoqiao may reduce their capital contributions to SECCO by RMB7,300,811,272 fully according to their respective shareholding percentages of 20%, 30% and 50%, including about RMB1.460 billion by which the Company will reduce its capital contribution. In accordance with the Listing Rules and the Guidelines on Connected Transactions, Sinopec Corp. and Gaoqiao are connected parties of the Company, and this proportional capital reduction together with the connected parties constitutes a connected transaction. The value of the connected transaction involved is approximately RMB1.46 billion.

In accordance with the relevant provisions of the Guidelines on Connected Transactions, as the value of the Transaction accounts for no less than 0.5% of the absolute value of the Company’s audited net assets for the last period and does not reach no less than 5% of the absolute value of the Company’s audited net assets for the last period, the Transaction is subject to deliberation by the Board of Directors of the Company and need not be referred to the general meeting of the Company for deliberation. The Transaction does not constitute any major asset restructuring under the Measures for Administration of Major Asset Restructuring of Listed Companies issued by China Securities Regulatory Commission.

II.	Connected Parties and Connections

As of the date of this announcement, Sinopec Corp. holds 5,460,000,000 A Shares in the Company, which represent approximately 50.44% of the outstanding shares of the Company, and is the controlling shareholder of the Company. Basic information about Sinopec Corp. is as follows:

Enterprise name	China Petroleum & Chemical Corporation

Nature of enterprise	Other companies limited by shares (listed)

Registered address	22 Chaoyangmen North Street, Chaoyang District, Beijing

Registered capital	RMB121,071,209,646

Legal representative	Zhang Yuzhuo

Scope of business	Dealing in bottled gas (only by licensed branches); hazardous chemical production, oil and gas exploration, safety management in development and production (only by licensed branches); railroad transportation; port operation; edible salt production, wholesale and retail (only by licensed branches and in places other than Beijing); food additive manufacturing (only by branches outside Beijing); insurance agency service (only by branches outside Beijing); insurance brokerage services (only by branches outside Beijing); accommodation (only by branches outside Beijing); catering services (only by branches outside Beijing); thermal power generation (not in Beijing); power supply (only by branches); dealing in hazardous chemicals (only by branches licensed to deal in hazardous chemicals); oil and gas exploration; oil extraction (in areas and terms specified in licenses); retail of prepackaged food, bulk food, dairy products (including infant formula powder) (only by branches that hold a food circulation permit), health food (only by branches that hold a food circulation permit); retail of cigarettes and cigars (only by branches that hold a monopolistic tobacco retail license); retail of books, newspapers, periodicals, electronic publications, audio and video products; road transportation (only by branches and in the scope of business specified in the road transportation licensee); petroleum refining; sale of lubricating oil, fuel oil and asphalt; production, sale and storage of heavy oil, rubber and other petrochemical raw materials (excluding hazardous chemicals) and products; operation of convenience stores for daily necessities; retail of textiles, clothing, daily necessities, hardware, household appliances and electronic products, and recharge cards; commissioned lottery sale, commissioned collection of utility bills, and ticketing agent services; advertisement design, production, agency and release; automobile cleaning services; manufacturing, supervision of the manufacturing, and installation, of petroleum and petrochemical machines and equipment; procurement and sale of petroleum and petrochemical raw and auxiliary materials, equipment and parts; technology, information, and alternative energy products research, development, application and consulting services; contracting of overseas projects in electromechanical and petrochemical industries, and domestic projects subject to international bidding; sale of cultural and sports goods and equipment; sale of automobiles, motorcycles and their parts; automotive repair and decoration services; auxiliary operations for coastal projects; oil spill response, safety guarding, and ship pollution removal operations; quality inspection technology services in professional technology service industries, and environmental and ecological testing services; cargo forwarding; exploration, development, storage and transportation, pipeline transportation and sale of shale gas, coalbed methane, shale oil, combustible ice and other resources (outside Beijing); electric power technology development and services; installation and maintenance of electric power facilities (only by branches); sale of furniture and building decoration materials (only by branches outside Beijing); warehousing services (only by branches outside Beijing); leasing of gas storage facilities (only by branches outside Beijing); leasing of commercial premises and office premises; car leasing (excluding passenger vehicles with more than nine seats); machinery and equipment leasing; import and export of goods; commissioned import and export; technology import and export. (Market players may independently choose and conduct business activities in accordance with the law; port operations, railroad transportation, production and sale of edible salt and other activities subject to licensing may be conducted only after approval; business activities subject to approval according to the law may be conducted only after approval by the relevant authorities and as approved; and no business activities prohibited or restricted by national and/or Beijing’s local industrial policies may be conducted.

As of December 31, 2020, Sinopec Corp. had total assets of RMB1,733,805,000,000, total liabilities of RMB849,929,000,000 and owners’ interest of RMB98,249,084,000; and in 2020 its operating revenue was RMB2,105,984,000,000, and its net profit was RMB32,924,000,000 (audited).

Gaoqiao, whose shareholders are Sinopec Corp. and Sinopec Group Assets Operation and Management Co., Ltd., constitutes a connected party of the Company under the Listing Rules. Basic information about Gaoqiao is as follows.

Enterprise name	Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd.,

Nature of enterprise	Other companies limited by shares

Registered address	2/F, Building 13, 27 Xinjinqiao Road, China (Shanghai) Pilot Free Trade Zone

Registered capital	RMB10,000,000,000

Legal representative	Wang Jingyi

Scope of business	Crude oil processing, production and sale of refined oil, liquefied petroleum gas, naphtha, solvent oil, fuel oil, lubricating oil, asphalt, heavy oil, white oil, paraffin, petroleum coke, propane, sulfur, xylene isomer mixture, benzene, propylene, hydrogen, ammonia, nitrogen, phenol, acetone, isopropyl benzene, rubber, ABS resin, diisopropyl benzene peroxide, polyether, steam, aromatic solvents with high boiling points, industrial C10 crude aromatic hydrocarbons, and polyester low-stretch yarn finish (only by branches), and sale of low-stretch yarn oil (subject to a safe production license if the production of hazardous chemicals is involved), power generation business (only by branches), sale of machinery, equipment and their parts, and non-potable water, road cargo transportation, warehousing (subject to a license for dealing in hazardous chemicals if the storage of such chemicals is involved), port operation, import and export of goods and technology, research and development of petrochemical technology and information, and alternative energy products, technology development, technical services, technical consulting and technology transfer in the relevant areas, industrial investment, investment management, leasing of land and proprietary property (except finance lease).

As of December 31, 2020, Gaoqiao had total assets of RMB34,276,509,600, total liabilities of RMB19,100,852,800, and owner’s interest of RMB15,175,656,700; and in 2020 its operating income was RMB40,566,200,200, and its net profit was RMB902,271,900.

III.	Basic Information about the Transaction

(I) Basic information about the subject of transaction

The Transaction is a reduction of capital contribution together with connected corporations. Basic information about the Joint Venture is as follows:

Enterprise name	Shanghai SECCO Petrochemical Company Limited

Nature of enterprise	Limited liability company

Registered address	557 Nanyinhe Road, Chemical Industry Zone, Shanghai

Registered capital	RMB7,800,811,272

Legal representative	Zhang Minglong

Scope of business	Production of ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatic hydrocarbons and by-products (including hydrogen, acetonitrile, hydrocyanic acid, isobutene, mixed carbon tetra, residual carbon tetra, carbon 5, benzene, methylbenzene, xylene, carbon 9, carbon 10, carbon 11 and other products incidental to the production of main plants) (business activities involving hazardous chemicals shall be conducted in accordance with the scope specified in the safe production license); sale of the above products and purchased raw materials (including saturated liquefied gas, propane, butane and ammonia) and provision of after-sale service and related technical consultation, development of polymer applications, provision of ancillary utility services to suppliers and processors, and import and export of goods and technology.

As of December 31, 2020, SECCO had total assets of RMB16,529,852,000, total liabilities of RMB2,815,697,000 and owner’s interest of RMB13,714,155,000; in 2020 its operating revenue was RMB21,626,059,000, and its net profit was RMB2,412,800,000 (audited).

SECCO’s share capital structure is as follows:

No.	Name of Shareholder	Amount of Capital Contribution	Shareholding Percentage	Form of Capital Contribution
1	Gaoqiao	RMB3,900,165,871	50%	In cash
2	Sinopec Corp.	RMB2,340,387,239	30%	In cash
3	SPC	RMB1,560,258,162	20%	In cash
Total		RMB7,800,811,272	100%	/

(II)    Main details of transaction

The registered capital of SECCO will be reduced from RMB7,800,811,272 to RMB500,000,000, with the amount of the reduction of registered capital being RMB7,300,811,272. SECCO will pay the Company approximately RMB1.46 billion, pay Sinopec Corp. approximately RMB2.19 billion, and pay Gaoqiao RMB3.65 billion, in each case in cash fully according to their respective shareholding percentages of 20%, 30% and 50%.

SECCO’s equity structure will be as follows after the capital reduction:

No.	Name of Shareholder	Amount of Capital Contribution	Shareholding Percentage
1	Gaoqiao	250,000,000	50%
2	Sinopec Corp.	150,000,000	30%
3	SPC	100,000,000	20%
Total		500,000,000	100%

IV.	Effect of the Connected Transaction on the Company

As SECCO will reduce its registered capital by a total of RMB7,300,811,272, the Company can recover approximately RMB1.46 billion in cash according to its shareholding percentage of 20%.

As each of the shareholders of SECCO will reduce its capital contribution fully according to its shareholding percentage and the Transaction follows the principles of fairness, justice, voluntariness and good faith, in no circumstances will the Transaction damage the interests of the Company or its shareholders, in particular, the interests of non-connected shareholders and non-substantial shareholders.

V.	Deliberation Procedure Performed for the Connected Transaction

At the eighth meeting of the tenth session of the Board of Directors of the Company held on July 9, 2021, the Board of Directors approved the Proposal on Reduction of Capital Contribution to Joint Venture Together with Connected Parties. Mr. Wu Haijun, Mr. Du Jun and Mr. Xie Zhenglin, the connected directors, recused themselves from voting.

The Transaction was approved in advance by the independent non-executive directors, who agreed to submit the relevant proposal to the Board of Directors for its deliberation. Ms. Li Yuanqin, Mr. Tang Song, Mr. Chen Haifeng, Mr. Yang Jun and Mr. Gao Song, as independent non-executive directors of the Company, have given their independent opinion as follows:

(1) The connected transaction is in compliance with the relevant domestic and foreign laws, regulations and regulatory documents and the relevant provisions of the Company’s articles of association;

(2) When the Board of Directors voted on the proposal relating to the Transaction, Mr. Wu Haijun, Mr. Du Jun and Mr. Xie Zhenglin, as the connected directors, recused themselves from voting, and the voting procedure was in compliance with the relevant domestic and foreign laws, regulations and regulatory documents as well as the relevant provisions of the Company’s articles of association.

(3) As the connected transaction follows the principles of fairness, justice, voluntariness and good faith, in no circumstances will the Transaction damage the interests of the Company or its shareholders, in particular, the interests of non-connected shareholders and non-substantial shareholders.

(4) We agree to SPC’s reduction of its capital contribution to SECCO together with Sinopec Corp. and Gaoqiao fully according to their shareholding percentages.

VI.	List of Documents for Review

(I)	Minutes and resolutions of the eighth meeting of the tenth session of the Board of Directors

(II)	Statement of prior approval by independent directors

(III)	Opinion of independent directors

(IV)	Written audit opinion of the Audit Committee of the Board of Directors on the connected transaction

Board of Directors of

Sinopec Shanghai Petrochemical Company Limited

July 9, 2021

Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Implementation of 2020 Profit Distribution for A Shares

We hereby set forth the Announcement on Implementation of 2020 Profit Distribution for A Shares published by us on the website of Shanghai Stock Exchange and newspapers in the People’s Republic of China.

Liu Gang
Joint Company Secretary
By order of the Board of Directors of
Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, July 12, 2021

Stock Code: 600688	Stock Abbreviation: Sinopec Shanghai	Announcement No.: Lin 2021—18

Sinopec Shanghai Petrochemical Company Limited

Announcement on Implementation of

2020 Profit Distribution for A Shares

The Company’s Board of Directors and all members thereof warrant that this announcement contains no misrepresentations, misleading statements or material omissions, and they are jointly and severally responsible for the truth, accuracy and completeness of the content of this announcement.

Important:

Rate of distribution per share

•	A cash dividend of RMB0.1 before tax will be distributed for each share

•

Dividend per share after tax: Differential treatment of cash dividends for A shareholders as individuals or securities investment funds pursuant to the current taxation policies; RMB0.09 for shareholders as qualified foreign institutional investors (QFIIs); and RMB0.09 for investors in Hong Kong market under Shanghai Stock Connect mechanism

•	Relevant dates

Type of Share	Record Date	Last Trading Date	Ex-rights (Ex-dividend) Date	Cash Dividend Distribution Date
Ａ Share	2021/7/19	－	2021/7/20	2021/7/20

•	Differential bonus issue or share conversion: No

I. The General Meeting Where the Distribution Plan Was Adopted and the Date Thereof

The 2020 profit distribution plan of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was deliberated and adopted at the Company’s 2020 annual general meeting held on June 16, 2021.

An announcement on the resolutions of the general meeting was published on China Securities Journal, Shanghai Securities News, Securities Times, and the website of Shanghai Stock Exchange on June 17, 2021.

II. Distribution Plan

1.	Year for which the distribution is to be made: 2020

2.	Scope of distribution:

All the A shareholders of the Company that will be registered at China Securities Depository and Clearing Co., Ltd. Shanghai Branch (“CSDC Shanghai”) after the closing of Shanghai Stock Exchange on the afternoon of July 19, 2021 (i.e. the record date).

3.	Distribution plan:

This profit distribution will be based on the total 10,823,813,500 shares in the Company as of the record date for dividend distribution, and be implemented at a rate of RMB0.1 per share (before tax), meaning cash dividends totaling RMB1,082,381,350 will be distributed.

III. Relevant Dates

Type of Share	Record Date	Last Trading Date	Ex-rights (Ex-dividend) Date	Cash Dividend Distribution Date
Ａ Share	2021/7/19	－	2021/7/20	2021/7/20

IV. Method of Distribution Implementation

1.	Method of distribution

Except the dividends for the shares held by China Petroleum & Chemical Corporation, the dividends for unrestricted floating shares will be distributed by CSDC Shanghai at the Company’s entrustment through its fund clearing system to the shareholders that will be registered as of the closing of Shanghai Stock Exchange on the record date (July 17, 2021) and have activated the designated transactions with a member of Shanghai Stock Exchange. The investors that have fully activated the designated transactions may receive cash dividends from their designated stock trading outlets on the date of cash dividend distribution, and the cash dividends for the shareholders that have not activated the designated transactions will be temporarily kept by CSDC Shanghai and distributed after the designated transactions are activated.

2.	Target of direct distribution

China Petroleum & Chemical Corporation

3.	Notes on tax withholding

(1)

With respect to cash dividends for the individual shareholders (including securities investment funds) holding the Company’s A shares, in accordance with the relevant provisions of the Circular on Issues Concerning Differentiated Individual Income Tax Policies for Dividends and Bonuses from Stocks of Listed Companies (Cai Shui [2015] No. 101), when the Company distributes dividends or bonuses, no personal income tax will be withheld if the period of shareholding by an individual (including securities investment funds) is one year or less; and when an individual (including securities investment funds) transfers his/her shares, CSDC Shanghai will calculate the actual tax payable according to such individual’s shareholding period, which tax will be deducted from the capital account of such individual (including securities investment funds) and transferred to CSDC Shanghai by a share depositary, such as a securities company; if his/her shareholding period is one month or less, the full amount of the dividends or bonuses received by him/her will be counted as taxable income; if his/her shareholding period is more than one month but no more than one year, 50% of the dividends and bonuses received by him/her will be counted as taxable income; if his/her shareholding period is more than one year, his/her dividend or bonus incomes will be exempt from personal income tax. All such incomes are subject to a 20% personal income tax.

(2)

For the qualified foreign institutional investors (QFIIs) holding the Company’s A shares, in accordance with the Circular on Issues Concerning the Withholding of Enterprise Income Tax on Dividends, Bonuses and Interests Paid to QFIIs by Chinese Resident Enterprises issued by the State Administration of Taxation on January 23, 2009 (Guo Shui Han [2009] No. 47) (the “Circular”), a cash dividend of RMB0.09 per share will be distributed after the Company withholds an enterprise income tax at a tax rate of 10%; and if the relevant shareholders think the dividend incomes received by them are entitled to the treatment under any tax treaty (arrangement), such shareholders may apply to the competent tax authority for such treatment in accordance with the Circular after receiving the dividends.

(3)

According to the Circular of the Ministry of Finance, the State Administration of Taxation and the Securities Regulatory Commission on Tax Policies Relating to Pilot Project of Interconnection between the Stock Markets of Shanghai and Hong Kong (Cai Shui [2014] No. 81), from the dividends or bonuses received by investors (including enterprises and individuals) in the Hong Kong market for their investments in the Company’s A shares through the Shanghai Stock Connect mechanism (“Shanghai Stock Connect Shareholders”), the Company will withhold income tax at a rate of 10% and file such withholding with the competent tax authority. If a Shanghai Stock Connect Shareholder is a tax resident of another country and the rate of personal income tax on dividends and bonuses stipulated in the tax treaty between this shareholder’s country and China is less than 10%, this shareholder, whether an enterprise or an individual, may apply to the competent taxation authority, either on this shareholder’s own or by entrusting a withholding agent, for treatment under the tax treaty; and the competent taxation authority will, after review, refund the difference between the tax levied and the tax payable determined at the rate under the tax treaty.

(4)

If there are non-resident enterprise shareholders (which term has the same meaning as ascribed to it in the Enterprise Income Tax Law of the People’s Republic of China (the “Enterprise Income Tax Law”)) other than the abovementioned QFIIs and Shanghai Stock Connect Shareholders, such shareholders shall pay income tax on their own at the places where their incomes occur pursuant to the relevant provisions of Article 39 of the Enterprise Income Tax Law.

(5)

The A shareholders within the meaning of resident enterprises under the Enterprise Income Tax Law shall pay income taxes on their own, and the cash dividend actually distributed to them will be RMB0.01 per share.

V. Contact Details for Inquiry

Hotline for investors: 021-57943143

Fax for investors: 021-57940050

Address: 48 Jinyi Road, Jinshan District, Shanghai

Postal code: 200540

Board of Directors of

Sinopec Shanghai Petrochemical Company

July 12, 2021

Exhibit 99.3

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

PROFIT WARNING

ANNOUNCEMENT ON ESTIMATED INCREASE

IN INTERIM RESULTS OF 2021

This announcement is made by Sinopec Shanghai Petrochemical Company Limited (the “Company”) pursuant to Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “Securities and Futures Ordinance”) and Rules 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The board of directors of the Company (the “Board”) and all the members of the Board warrant that there are no false representation, misleading statements or material omissions, and jointly and severally accept responsibilities for the truthfulness, accuracy and completeness of its contents.

This announcement is made by the Company pursuant to Part XIVA of the Securities and Futures Ordinance and Rule 13.09 of the Listing Rules.

Important Notice：

•

In accordance with the People’s Republic of China (“PRC” or “China”)’s Accounting Standards for Business Enterprises (“CAS”), the Company expects to record the net profit attributable to equity shareholders of the Company around RMB1.11 billion to RMB1.36 billion in the first half of 2021.

•

In accordance with the CAS, the Company estimates that the net profit attributable to equity shareholders of the Company after deducting non-recurring items was amounted to around RMB1.04 billion to RMB1.27 billion in the first half of 2021 under CAS.

1.	Estimated results during the current period

(1)	Period of estimated results

1 January 2021 to 30 June 2021 (the “Current Period”)

(2)	Estimated results

According to the preliminary estimates of the finance department of the Company, as of 30 June 2021, the Company and its subsidiaries (the “Group”) is expected to record a net profit attributable to equity shareholders of the Company of around RMB1.11 billion to RMB1.36 billion, a turnaround from loss to profit with an increase of approximately RMB2.83 billion to RMB3.07 billion compared with the same period of last year. The net profit attributable to equity shareholders of the holding company excluding non-recurring items is estimated to be around RMB1.04 billion to RMB1.27 billion, representing an increase of approximately RMB2.83 billion to RMB3.06 billion, a turnaround to profit from the same period of last year. Specific figures will be disclosed in the Company’s 2021 interim report.

(3)	The estimated results for the Current Period have not been reviewed or audited by certified public accountants.

2.	Results for the corresponding period of the previous year

Under the CAS
Net profit attributable to equity shareholders of the holding company (RMB’ 000)	-1,716,072
Net profit attributable to equity shareholders of the holding company excluding non-recurring items (RMB’ 000)	-1,788,160
Basic earnings per share (RMB/Share)	-0.159

3.	Major reasons for the expected increase in the results for the Current Period

Major reasons for the increase in the results for the first half of 2021 compared to the corresponding period of the previous year are:

In the first half of 2020, the Company recorded a loss with its gross profit of products decreased significantly due to the impact of the COVID-19 pandemic and the plunge in oil prices. The market demand for petroleum and petrochemical products has largely increased with the prices of major products picking up in 2021. By seizing the opportunity to further optimize business operation, tackle difficulties and enhance efficiency while focusing on cost reduction, the operating results of the Company has greatly improved.

4.	Risk warning

The Company does not have any significant uncertainties that affect the accuracy of the contents of this result forecast.

5.	Other information

The forecasts above represent preliminary estimates only. Specific and accurate financial figures will be disclosed in the 2021 interim report to be officially announced by the Company. Investors are advised to pay attention to the investment risk.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary

Shanghai, the PRC, 15 July 2021

Exhibit 99.4

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Major Operating Data of the First Half of 2021

According to Rule 18 of the Guidelines of the Shanghai Stock Exchange for Industry Information Disclosure No.18—Chemical Industry, Sinopec Shanghai Petrochemical Company Limited (the “Company”) announced the major operating data for the six months ended 30 June 2021:

I. Major operating data of the first half of 2021

Product	Production volume (10,000 tons)	Sales volume (10,000 tons)	Sales revenue (RMB 1,000)
Petroleum products
Diesel	154.84	156.05	7,656,925
Gasoline	146.12	148.56	10,214,983
Jet Fuel note 1	60.88	48.68	1,618,377
Intermediate petrochemicals
PX note 2	14.74	12.28	617,873
Benzene note 1	10.87	10.34	517,178
Ethylene Glycol note 2	8.44	2.80	130,110
Ethylene Oxide	12.46	12.09	803,894
Ethylene note 2	30.30	—
Resins and plastics
PE	23.51	23.41	2,010,453
PP	20.95	19.32	1,728,130
Polyester chips note 1 note 2	15.62	14.90	787,924
Synthetic fibres
Acrylics	3.87	3.98	608,935
Polyester note 1	1.56	1.59	98,305

Note 1: Sales exclude materials processed on a sub-contract basis.

Note 2: Part of the difference between the production volume and sales volume is internal use.

The above data for sales volume and sales revenue does not include the data for the Company’s trading of petrochemical products.

II. Change in prices of major products and raw materials in the first half of 2021

Unit: RMB yuan/ton

Product	The average price in the first half of 2021	The average price in the first half of 2020	Change
Diesel	4,907	3,929	24.88%
Gasoline	6,876	6,091	12.89%
Jet Fuel	3,325	3,015	10.26%
Ethylene	—	—	—
PX	5,030	4,214	19.37%
Benzene	5,000	3,625	37.90%
Ethylene Glycol	4,639	3,650	27.09%
Ethylene Oxide	6,650	5,942	11.91%
PE	8,586	6,872	24.95%
PP	8,944	7,559	18.33%
Polyester chips	5,286	4,652	13.65%
Acrylics	15,319	10,734	42.71%
Polyester	6,189	5,920	4.53%

Raw material	The average processing cost in the first half of 2021	The average processing cost in the first half of 2020	Change
Crude oil	2,849	2,717	4.86%

III. Other Matters

The above-mentioned operating data were calculated based on the internal statistics of the Company and are intended to provide an overview of the production and operation of the Company to the investors on a timely basis. The operating data are unaudited and are not intended to make any express or implied forecast or guarantee in respect of the Company’s future operating conditions. Investors are advised to exercise caution when using such information.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary

Shanghai, the PRC, 15 July 2021